December 11, 2018

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Form AW - Request for Withdrawal Innovator ETFs Trust Post-Effective Amendment Nos. 182, 183, 184, 185 (Registration Statement File Nos. 333-146827, 811-22135)

Ladies and Gentlemen:

Pursuant to 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), on behalf of Innovator Russell 2000 Buffer ETF – January, Innovator Russell 2000 Power Buffer ETF – January, Innovator Russell 2000 Ultra Buffer ETF – January; Innovator MSCI EAFE Buffer ETF – January, Innovator MSCI EAFE Power Buffer ETF – January, Innovator MSCI EAFE Ultra Buffer ETF – January, Innovator MSCI Emerging Markets Buffer ETF – January, Innovator MSCI Emerging Markets Power Buffer ETF – January, Innovator MSCI Emerging Markets Ultra Buffer ETF – January, Innovator Technology Buffer ETF – January, Innovator Technology Power Buffer ETF – January and Innovator Technology Ultra Buffer ETF – January (collectively the “Funds”), the Trust submits this application for withdrawal of the Post-Effective Amendments set forth in the table below to the Trust’s Registration Statement on Form N-1A:

Fund Name	Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
Innovator Russell 2000 Buffer ETF – January		October 12,		00014377749-18-
Innovator Russell 2000 Power Buffer ETF – January	182	2018	485APOS	018221
Innovator Russell 2000 Ultra Buffer ETF – January
Innovator MSCI EAFE Buffer ETF – January		October 12,		0001437749-18-
Innovator MSCI EAFE Power Buffer ETF – January	183	2018	485APOS	018222
Innovator MSCI EAFE Ultra Buffer ETF – January
Innovator MSCI Emerging Markets Buffer ETF – January		October 12,		0001437749-18-
Innovator MSCI Emerging Markets Power Buffer ETF – January	184	2018	485APOS	018223
Innovator MSCI Emerging Markets Ultra Buffer ETF – January
Innovator Technology Buffer ETF – January		October 15,		0001437749-18-
Innovator Technology Power Buffer ETF – January	185	2018	485APOS	018289
Innovator Technology Ultra Buffer ETF – January

Post-Effective Amendments 182, 183, 184 and 185 were each filed for the purpose of registering the Funds as new series of the Trust. The Trust is filing this application for withdrawal because the Trust has determined not to continue with the establishments of the Funds as series of the Trust. No securities were sold in connection with Post-Effective Amendments 182, 183, 184 and 185. Based on the foregoing, the Trust believes that the withdrawal of Post-Effective Amendments 182, 183, 184 and 185 is consistent with the public interest and the protection of investors.

Sincerely,

Innovator ETFs Trust

By:     /s/ H. Bruce Bond

Bruce Bond

President